UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 17)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 17, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

_______________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

37,565,478
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

37,565,478
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,565,478
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.8%
14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

37,565,478
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

37,565,478
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,565,478
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.8%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

37,565,478
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

37,565,478
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,565,478
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.8%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

37,565,478
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

37,565,478
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,565,478
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.8%
14	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

This Amendment No. 17 to Schedule 13D (this “Amendment No. 17”) amends the initial Statement on Schedule 13D filed March 14, 2003 of Pyxis Innovations Inc. (“Pyxis”), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.) and Alticor Global Holdings Inc. (the “Initial Schedule 13D”), as amended by (1) Amendment No. 1 filed July 22, 2003 (“Amendment No. 1”), (2) Amendment No. 2 filed September 24, 2004 (“Amendment No. 2”), (3) Amendment No. 3 filed June 23, 2006 (“Amendment No. 3”), (4) Amendment No. 4 filed August 28, 2006 (“Amendment No. 4”), (5) Amendment No. 5 filed July 25, 2007 (“Amendment No. 5”), (6) Amendment No. 6 filed January 16, 2008 (“Amendment No. 6”), (7) Amendment No. 7 filed September 19, 2008 (“Amendment No. 7”), (8) Amendment No. 8 filed March 26, 2009 (“Amendment No. 8”), (9) Amendment No. 9 filed August 19, 2009 (“Amendment No. 9”), (10) Amendment No. 10 filed February 3, 2010 (“Amendment No. 10”), (11) Amendment No. 11 filed August 5, 2010 (“Amendment No. 11”), (12) Amendment No. 12 filed October 4, 2010 (“Amendment No. 12”), (13) Amendment No. 13 filed March 17, 2011 (“Amendment No. 13”), (14) Amendment No. 14 filed November 10, 2011 (“Amendment No. 14”), (15) Amendment No. 15, filed July 31, 2012 (“Amendment No. 15”) and (16) Amendment No. 16, filed December 12, 2012 ( “Amendment No. 16”).

Amendment No. 16, Amendment, No. 15, Amendment No. 14, Amendment No. 13, Amendment No. 12, Amendment No. 11, Amendment No. 10, Amendment No. 9, Amendment No. 8, Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2,  Amendment No. 1 and the Initial Schedule 13D are collectively referred to in this Amendment No. 17 as the “Previous Filings.”  To the extent any item is superseded by a later filing, the later filing is operative and controlling.  As noted therein, Amendment No. 8 restated certain information previously included in the Initial Schedule 13D and Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2 and Amendment No. 1.  Except as otherwise set forth herein, this Amendment No. 17 does not modify any of the information previously reported in the Previous Filings.

Explanatory Note

This Amendment No. 17 is filed for the purpose of providing information regarding changes effected in connection with the Issuer’s sale and issuance of certain shares of common stock and warrants to certain accredited investors, as more fully described in Item 4(a) below.

Item 1.	Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer’s Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.	Identity and Background.

The information set forth in this Item 2 replaces and supersedes the information contained in Item 2 of the Previous Filings.

Pyxis, a Delaware corporation, is an intermediary holding company that holds shares of the Issuer.  Pyxis has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  It was formed in 2000.  During the last five years, Pyxis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Pyxis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Pyxis being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pyxis is a wholly-owned subsidiary of Alticor Inc.  Alticor Inc., a Michigan corporation, is engaged in the principal place of business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide.  Alticor Inc. has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, Alticor Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Alticor Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alticor Inc. is a wholly-owned subsidiary of Solstice Holdings Inc.  Solstice Holdings Inc., a Michigan corporation, is a holding company and has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  Solstice Holdings Inc. was formed in 2002.  Solstice Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Solstice Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Solstice Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Solstice Holdings Inc. became a wholly-owned subsidiary of Alticor Global Holdings Inc. on July 28, 2004.  Alticor Global Holdings Inc., a Delaware corporation, is a holding company and has its principal place of business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  Alticor Global Holdings Inc. was formed in 2004.  Alticor Global Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Alticor Global Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Global

Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Alticor Global Holdings Inc. is owned by certain individuals, trusts, foundations and other entities established by or for the benefit of Richard M. DeVos and Jay Van Andel, the founders of Amway Corporation, and their families.

All directors and officers of Pyxis, Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. are referred to in this Schedule 13D as the “Directors and Officers.”  The address for each of the Directors and Officers is 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, to the best of our knowledge and belief, none of the Directors and Officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of the Directors and Officers is a citizen of the United States of America.

Pyxis Directors and Officers: Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr and Jeffery C. Tuori are the members of the Board of Directors of Pyxis (the “Board”).  Stephen A. Van Andel's present occupation is the Chairman of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc.  Douglas L. DeVos' present occupation is the President of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc.  Jeffery C. Tuori is the Treasurer of Pyxis,  and Controller of Solstice Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Vice President, Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.

Alticor Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr, Kelly K. Savage, William R. Payne, Robert P. Hunter and Michael J. Cazer are officers of Alticor Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Vice President, Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.  Kelly K. Savage's titles are Vice President and Chief Human Resources Officer of Alticor Inc. (her employer) and Alticor Global Holdings Inc.  William R. Payne is Executive Vice President & Chief of Staff for Alticor Global Holdings Inc. and is Chief of Staff for Alticor Inc. (his employer).  Robert P. Hunter is the Vice President of Global Engineering, Facilities Management and Real Estate for Access Business Group LLC (his employer).  Michael J. Cazer is the Vice President, Chief Financial Officer and Treasurer for Alticor Inc. (his employer).

Solstice Holdings Inc. Directors and Officers:  Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Solstice Holdings Inc.  Stephen A. Van Andel is the Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos and Michael A. Mohr are officers of Solstice Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Vice President, Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.

Alticor Global Holdings Inc. Directors and Officers:  Richard M. DeVos, Stephen A. Van Andel, Douglas L. DeVos, Daniel G. DeVos, Suzanne C. DeVos-VanderWeide, David L. Van Andel, Barbara Van Andel-Gaby, Emmanuel A. Kampouris, and Allen R. Weiss are the members of the Board of Directors of Alticor Global Holdings Inc.  Richard M. DeVos' present occupation is President Emeritus of Alticor Inc. and Alticor Global Holdings Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Daniel G. DeVos' present occupation is President and CEO of D.P. Fox, a venture capital company located at 200 Ottawa NW, Suite 500, Grand Rapids, Michigan 49503.  Suzanne C. DeVos-VanderWeide is a director of RDV Corporation and the Orlando Magic and is actively involved in community organizations in the Grand Rapids, Michigan and Orlando, Florida areas.  David L. Van Andel's present occupation is Chairman and CEO of IdeaSphere Inc., a company involved in the ideation and development of health and organic products and services. IdeaSphere is located at 3133 Orchard Vista Drive, SE, Grand Rapids, Michigan 49546.  David L. Van Andel is also Chairman and CEO of the Van Andel Institute, which conducts biomedical research and promotes science education and science-related professions.  The Van Andel Institute is located at 333 Bostwick Avenue NE, Grand Rapids, Michigan 49503. David L. Van Andel is also a director and Chief Executive Officer of Peter Island (2000) Limited, which manages a resort in Peter Island under the name of Peter Island Resort in the British Virgin Islands.  Peter Island Resort’s business office is located at 3133 Orchard Vista Drive, S.E., Grand Rapids, Michigan 49546. Emmanuel A. Kampouris presently serves as an outside director.  Mr. Kampouris retired as Chairman, Chief Executive Officer and President of American Standard Companies, Inc. in 1999.  Allen R. Weiss serves as an outside director.  Allen R. Weiss retired in 2011 as the President of Worldwide Operations for the Walt Disney Parks and Resorts business of The Walt Disney Company, and is currently a member of the board of directors of Dick's Sporting Goods, Inc.  The executive officers of Alticor Global Holdings Inc. are the same as those listed for Alticor Inc. above and also include Michael P. Nelson, Candace S. Matthews, John P. Parker, George D. Calvert, James B. Payne, Michael J. Cazer, Tanios E. Viviani, Samir Behl, and GanChee Eng.  Michael P. Nelson is the Chief Information Officer for Alticor Inc. (his employer). Candace S. Matthews is the Chief Marketing Officer for Amway International Inc. (her employer).  John P. Parker is the Chief Sales Officer for Amway International Inc. (his employer).  George D. Calvert is the Executive Vice President and Chief Operating Officer for Access Business Group LLC (his employer).  James B. Payne is the Executive Vice President and Regional President - Asia Pacific and Global Sales of Alticor Global Holdings Inc. and holds the position of Executive Vice President with Amway International Inc., his employer, which is another of the Alticor Inc.

subsidiary companies.  Amway International Inc. is located at 7575 Fulton Street East, Ada, Michigan 49355-001.  Michael J. Cazer is the Vice President, Chief Financial Officer and Treasurer for Alticor Inc. (his employer).  Samir Behl is the Regional President - Europe, India and Africa for Amway Global Services Inc. (his employer).  GanChee Eng is the Regional President - Greater China of Amway China Co. Ltd. (his employer).

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of Amendment Nos. 8, 9, 10, 12, 14 and 15 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of Amendment Nos. 8, 15 and 16 is incorporated herein by reference.

(a)           As previously disclosed in Amendment Nos. 8 and 16, on March 10, 2009, Pyxis and the Issuer entered into an Amended and Restated Note Purchase Agreement (as amended, the “2009 Note Purchase Agreement”), pursuant to which Pyxis extended the term of a credit facility to March 31, 2010 and provided that all borrowings under the credit facility would be due on March 31, 2014.  The notes issued under the credit facility were convertible into shares of the Issuer’s common stock (the “Common Stock”) at a conversion price equal to $5.6783 per share.

As previously disclosed, the Issuer had elected to draw down the final remaining $1,316,255 under the credit facility in exchange for a promissory note issued to Pyxis on April 13, 2012 (the “April 2012 Note” and, together with promissory notes previously issued under the credit facility on June 10, 2008, May 29, 2009, November 9, 2009, February 1, 2010, September 30, 2010 and November 9, 2011, the “Notes”) and as of May 17, 2013, all $14,316,255 available under the credit facility has been drawn down.

As previously disclosed, in connection with the sale by the Issuer of 500,000 shares of Series B convertible preferred stock, $0.001 par value per share (the “Series B Preferred Stock”), to Delta Dental Plan of Michigan, Inc. (“Delta Dental”), the Issuer exchanged the 5,000,000 outstanding shares of Series A Preferred Stock held by it for 5,000,000 shares of a newly created Series A-1 convertible preferred stock, $0.001 par value per share (the “Series A-1 Preferred Stock”).

On May 17, 2013, the Issuer entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with various accredited investors (the “Purchasers”), pursuant to which the Issuer sold (the “Offering”) an aggregate of 43,715,847 shares (the “Shares”) of its Common Stock, at a price of $0.2745 per share for gross proceeds of $12,000,000. The Purchasers also received warrants to purchase up to an aggregate of 32,786,885 shares of Common Stock an exercise price of $0.2745 per share (the “Warrants”). The Warrants are exercisable as to 63% of the shares immediately and as to 37% of the shares following receipt of shareholder approval of the Share Authorization Increase (as defined below), and have a term of seven years from the date they become exercisable.

Immediately prior to the Offering and in accordance with the terms of the Purchase Agreement: (i) Pyxis converted all 5,000,000 shares of its Series A-1 Preferred Stock into 28,160,200 shares of Common Stock (the “Series A-1 Conversion”); (ii) Pyxis converted all of the principal amount of the Notes outstanding ($14,316,255) into 2,521,222 shares of Common Stock (the “Debt Conversion”); and (iii) Delta Dental, the sole holder of the Company’s outstanding Series B convertible preferred stock, $0.001 par value per share (the “Series B Preferred Stock” and, together with the Series A-1 Preferred Stock, the “Preferred Stock”), converted all outstanding shares of Series B Preferred Stock into 10,928,961 shares of Common Stock (the “Series B Conversion”).

(d)           Prior to the Offering, the Issuer’s Board of Directors consisted of six directors. Pyxis, as the sole holder of the Series A-1 Preferred Stock, had the right to appoint up to three members of the Issuer’s Board of Directors.  Prior to the Offering, James M. Weaver and Roger C. Colman were the Series A-1 Directors (and there was one vacancy). Under the terms of the Purchase Agreement, following the Offering the Issuer’s Board of Directors is to consist of seven directors. Pyxis has the right to designate two of the seven directors. Pyxis designated
James M. Weaver and Roger C. Colman to serve as a directors.  In accordance with the Issuer’s Bylaws, Mr. Weaver was appointed as a Class I director with a term ending at the 2013 annual meeting of stockholders and Mr. Colman was appointed as a Class III director with a term ending at the 2015 annual meeting of stockholders.  For so long as Pyxis has the right to designate director designees, the Issuer’s board is required appoint one of Pyxis’s designees to the Audit Committee.  Mr. Colman is expected to continue to serve on the Audit Committee as the Pyxis designee thereto.

(e)           Pyxis converted all of its shares of Series A-1 Preferred Stock to Common Stock on May 17, 2013. As a result, the dividend rights and liquidation preferences associated with the Series A-1 Preferred Stock, as described under subparagraph (e) of this Item 4 in Amendment No. 15, are no longer applicable to Pyxis.

(g)           See the response above in the introduction and subparagraphs (d) and (e) of this Item 4. Reference is also made to Exhibits 99.8, 99.9 and 99.10 attached hereto, which are incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           Pyxis beneficially owns 37,565,478 shares of the Issuer’s stock, which is approximately 30.8% of the sum of the number of the Issuer’s Common Stock that was outstanding as of April 30, 2013 (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) plus (i) 28,160,200 shares that were issued by the Issuer upon conversion of all of the Series A-1 Preferred Stock and the Notes held by Pyxis on May 17, 2013, (ii) 2,521,222 shares that were issued by the Issuer upon conversion of all of the Notes held by Pyxis on May 17, 2013, (iii) 10,928,961 shares that were issued by the Issuer upon conversion of all of the Series B Preferred Stock held by Delta Dental on May 17, 2013 and (iv) an aggregate of 43,715,847 shares of common stock issued by the Issuer to various accredited investors (the “Purchasers”) pursuant to a Common Stock Purchase Agreement entered into on May 17, 2013 (the shares in items (i)-(iv), the “Additional Shares”).

          Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. may be deemed to beneficially own the same 37,565,478 shares of the Issuer’s stock.

The calculations in this Item 5(a) are based (a) on the Issuer having 122,140,718 shares of its common stock outstanding as of May 17, 2013 (immediately following the initial closing of the transaction described in this Statement and the issuance of the Additional Shares as described above), as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.  In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except for the conversion of the Series A Preferred Stock and convertible notes by Pyxis as described herein or as otherwise indicated by the Issuer.

None of the other persons named in Item 2 of Amendment No. 15 is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

(b)           Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds.  Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.

(c)           None

(d)           Not applicable

(e)           Not applicable

The responses to (a) of this Item 5 are “Not Applicable” for the Directors and Officers named in Item 2 of Amendment No. 15.  The responses to paragraph (b) and (c) of this Item 5 are “Not Applicable” and “None”, respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers named in Item 2 of Amendment No. 15.

In addition, the information included in Item 4 above and in Item 4 of Amendment No. 15 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of Amendment No. 8 and in Item 4 of this Amendment No. 17, and Amendment Nos. and 9, 10, 11, 12 and 13 is incorporated herein by reference.

On May 17, 2013, the Issuer also entered into a Registration Rights Agreement with the Purchasers, Pyxis and certain other stockholders of the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer is required to file a registration statement on Form S-1 within 45 days to cover the resale of, among other shares, the shares of Common Stock issued to Pyxis upon the Series A-1 Conversion and the Debt Conversion. This Registration Rights Agreement supersedes and replaces in its entirety that certain Registration Rights Agreement, dated March 5, 2003, between the Issuer and Pyxis and filed as Exhibit 99.7 to Amendment No. 16, which agreement was terminated as of May 17, 2013. The Registration Rights Agreement is attached as Exhibit 99.9 hereto and is incorporated by reference into this Item 6.

On May 17, 2013, the Issuer also entered into a Voting Agreement and Irrevocable Proxy with Pyxis (the “Voting Agreement”), pursuant to which Pyxis has agreed to vote the 37,565,478 shares of Common Stock it owns (following the Series A-1 Conversion and the Debt Conversion) in favor of the Share Authorization Increase at the 2013 Annual Meeting.  The Voting Agreement is attached as Exhibit 99.10 hereto and is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit

Number	Description

99.8
Common Stock Purchase Agreement, dated May 17, 2013, by and between the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 20, 2013).

99.9
Registration Rights Agreement, dated May 17, 2013, by and among Interleukin and the Purchasers, Pyxis Innovations Inc., Delta Dental Plan of Michigan, Inc. and BTIG, LLC (hereby incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on May 20, 2013).

99.10
Voting Agreement and Irrevocable Proxy, dated May 17, 2013, between Interleukin and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on May 20, 2013).

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2013	PYXIS INNOVATIONS INC.

By: /s/ Rainey S. Repins
Rainey S. Repins, Assistant Secretary

Dated: May 31, 2013	ALTICOR INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

Dated: May 31, 2013	SOLSTICE HOLDINGS INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

Dated: May 31, 2013	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Cheon Kim
Cheon Kim, Assistant Secretary

EXHIBIT INDEX

Number	Description

99.8
Common Stock Purchase Agreement, dated May 17, 2013, by and between the Issuer and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 20, 2013).

99.9
Registration Rights Agreement, dated May 17, 2013, by and among Interleukin and the Purchasers, Pyxis Innovations Inc., Delta Dental Plan of Michigan, Inc. and BTIG, LLC (hereby incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on May 20, 2013).

99.10
Voting Agreement and Irrevocable Proxy, dated May 17, 2013, between Interleukin and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on May 20, 2013).